MBIA CAPITAL/CLAYMORE MANAGED DURATION INVESTMENT GRADE

MUNICIPAL FUND

2455 Corporate West Drive

Lisle, Illinois 60532

October 9, 2006

U.S. Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Dear Sirs:

Enclosed for filing on behalf of MBIA Capital/Claymore Managed Duration Investment Grade Municipal Fund (the “Trust”), pursuant to Rule 17g-1(g)(1)(i)(a) and (b) under the Investment Company Act of 1940 (“1940 Act”) are the following:

(a) a copy of the fidelity bond issued by ICI Mutual Insurance Company naming the Trust as the insured; and

(b) a copy of the resolutions of a majority of the board of trustees who are not “interested persons” of the registered management investment company approving the form and amount of the bond.

The premium for the bond has been paid for the period from August 26, 2006 to August 26, 2007.

Please contact the undersigned at (630) 505-3778 with any questions or comments.

Sincerely,

/s/ Melissa J. Nguyen
Melissa J. Nguyen
Secretary